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                        MEMORANDUM OF EXCHANGE PROVISION

The exchange provision previously described in the prospectus contains as one requirement that the policyowner pay "any amounts due the company on exchange." The calculation of this amount depends on the form of the new policy being issued, the cash value existing under the original policy at the time of exchange, the premiums that would have been due on the new policy had it been issued originally, and the expense charges previously deducted under the original policy. The calculation is intended to be equitable to both the company and the policyowner.

The new policy that will be offered is the company's permanent fixed benefit policy currently called Contemporary Life. If in the future the Contemporary Life policy is no longer offered for sale by the Company its' replacement or a substantially similar policy will be used. This policy has fixed benefits, guaranteed surrender values and level required premiums. The level premiums are based on current mortality rates but may never exceed the stated guaranteed levels.

The amount due the company on exchange will be calculated as follows:


Amount Due =  The premium due under the new policy from date of original issue to date of exchange plus,

              interest at an annual rate of 6% on the premiums due under the original policy from the date of original due date to the date of exchange, less the cash value of the variable policy at the date of the exchange less total premium tax and front load sales deductions charged under the variable policy, less total monthly deductions charged up to the date of exchange under the variable policy, plus the total cost of insurance charges under the variable policy for any riders that were attached to the variable policy that cannot be attached to the exchange policy.

This method of exchange treats the policyholder exercising the exchange the same in all respects except the investment element and risk charge as he/she would have been treated had this new policy been issued originally. The investment element is different in that the policyholder is charged interest at a fixed rate and given credit for the actual investment performance that was earned while the funds were invested in the variable accounts. This is appropriate since the policyholder bears the investment risk during the time the funds are
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invested in the variable accounts  and must not be allowed to shift the investment risk back to the company. If this were allowed, the company would be subjected to severe antiselection in the exercise of the exchange option.

No credit is given to the policyholder during the exchange for the risk charge that has been deducted on the variable policy. This amount is small and is used as an offset to the expenses associated with issuing the new policy.

The exchange provision will also apply to increases in specified amounts. In the case when the exchange applies to an increase it will be assumed that all premium paid after the date of increase was applied to the policy as if no increase had been issued. If this assumption does not cause a violation of the maximum premium limitation for the basic policy the credit given the policyholder to be applied against premiums and interest due is the accumulation of the cost of insurance deductions for the increase that had previously been deducted from the variable policies cash value. In this case no adjustment will be made to the variable policies cash value and the surrender charge on the variable policy will be reduced by the amount that applied to the increase.

In the case when the premium assumption made above causes a violation of the maximum premium limitation the amount of the excess premium will be applied as additional credit in the exchange. However this additional credit in the exchange will be reduced by any amounts necessary to keep the basic policies' cash surrender value from becoming negative. The cash value of the basic plan will be reduced by the amount of the addition credit less the front end percent of premium deductions applicable to this credit i.e., premium tax and front end sales load. The surrender charge on the variable policy will again be reduced by the amount applicable to the increase.